FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                        For the month of September 2003,

                               ABBEY NATIONAL PLC
                 (Translation of registrant's name into English)

                  Abbey House, 2 Triton Square, Regent's Place
                             London NW1 3AN, England
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F ...X...               Form 40-F ........

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes .......                     No ...X...

                                   SCHEDULE 5

                         BLOCKLISTING SIX MONTHLY RETURN

To:   Listing Applications
      UK Listing Authority
      Financial Services Authority
      25, The North Colonnade
      Canary Wharf
      London, E14 5HS.


               Please ensure the entries on this return are typed

1. Name of company

Abbey National plc

2. Name of scheme

Abbey National Employee Share Option Scheme

3. Period of return:

From        01.03.03                                  To     31.08.03

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

1,585,193

5. Number of shares issued / allotted under scheme during period:

150

6. Balance under scheme not yet issued / allotted at end of period

1,585,043

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

a) 784,313 Ordinary Shares of 10p each.         8 November 1996
b) 1,149,420 Ordinary Shares of 10p each.       20 September 2000
c) 1,500,000 Ordinary Shares of 10p each.       24 December 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,460,277,642

Contact for queries

Name               Helen McKenzie

Address            Abbey National House (LD31N), 301 St. Vincent Street,
                   Glasgow, G2 5HN

Telephone          0141 275 9786

Person making the return

Name               Helen McKenzie

Position           Assistant Company Secretary

Signature          Helen McKenzie

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


                                   SCHEDULE 5

                         BLOCKLISTING SIX MONTHLY RETURN

To:   Listing Applications
      UK Listing Authority
      Financial Services Authority
      25, The North Colonnade
      Canary Wharf
      London, E14 5HS


               Please ensure the entries on this return are typed

1. Name of company

Abbey National plc

2. Name of scheme

Abbey National Executive Share Option Scheme

3. Period of return:

From        01.03.03                                  To     31.08.03

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

1,086,132

5. Number of shares issued / allotted under scheme during period:

102,490

6. Balance under scheme not yet issued / allotted at end of period

983,642

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

c) 2,500,000 Ordinary Shares of 10p each. 25 August 1993 d) 1,500,000 Ordinary Shares of 10p each. 24 March 1999
     c)  1,500,000 Ordinary Shares of 10p each.         7 September 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,460,277,642

Contact for queries

Name               Helen McKenzie

Address            Abbey National House (LD31N), 301 St. Vincent Street,
                   Glasgow, G2 5HN

Telephone          0141 275 9786

Person making the return

Name               Helen McKenzie

Position           Assistant Company Secretary

Signature          Helen McKenzie

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                   SCHEDULE 5

                         BLOCKLISTING SIX MONTHLY RETURN

To:   Listing Applications
      UK Listing Authority
      Financial Services Authority
      25, The North Colonnade
      Canary Wharf
      London, E14 5HS


               Please ensure the entries on this return are typed

1. Name of company

Abbey National plc

2. Name of scheme

Abbey National Sharesave Scheme

3. Period of return:

From        01.03.03                                  To     31.08.03

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

10,025,294

5. Number of shares issued / allotted under scheme during period:

38,012

6. Balance under scheme not yet issued / allotted at end of period

9,987,282

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

e) 25,000,000 Ordinary Shares of 10p each.      25 August 1993
f) 4,500,000 Ordinary Shares of 10p each.       30 March 2001
c)  10,000,000 Ordinary Shares of 10p each.     12 September 2002

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,460,277,642

Contact for queries

Name               Helen McKenzie

Address            Abbey National House (LD31N), 301 St. Vincent Street,
                   Glasgow, G2 5HN

Telephone          0141 275 9786

Person making the return

Name               Helen McKenzie

Position           Assistant Company Secretary

Signature          "/s/" Helen McKenzie

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     ABBEY NATIONAL PLC

Date: 1 September 2003
                                                     By  /s/ Helen McKenzie
                                                     Helen McKenzie,
                                                     Abbey National Secretariat